

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2023

Renhui Mu
Chairman and Chief Executive Officer
Wins Finance Holdings Inc.
1F, Building 1B
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, Peoples Republic of China

Re: Wins Finance Holdings Inc.
Form 20-F for Fiscal Year Ended June 30, 2021
Form 20-F for Fiscal Year Ended June 30, 2022
File No. 333-204074

Dear Renhui Mu:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Finance